Exhibit 99.1 Corporate Communications

Iveco Defence Vehicles, shareholder of the Iveco - Oto Melara Consortium (CIO), is awarded a contract to deliver ten Centauro II Armored Vehicles to the Italian Army

London, July 24, 2018

The Iveco - Oto Melara Consortium (CIO), which includes Iveco Defence Vehicles, the latter being a subsidiary of CNH Industrial (NYSE: CNHI /MI: CNHI), has signed a contract with the Italian Army for the first tranche of ten Centauro II Vehicles, (named by the Italian Army as “New Blindo Centauro”). The contract was signed on July 24, 2018 in the presence of the Italian Army Chief of Staff and of the Land Armaments Director by the Iveco - Oto Melara Consortium (CIO) senior management at Guidoni Palace, headquarters of the General Secretariat of Defence and of the National Armaments Directorate.

The Centauro II marks a major step forward compared to the previous Centauro I, in terms of power, observation capability, mobility, ergonomics, firing range, communication and maximum crew protection.

Equipped with a new power pack delivering over 700hp and with H-drive architecture, a hallmark of the 8x8 Centauro range, Centauro II features an entirely digital system and a new generation turret mounting with a 120 mm gun.

The result is a new concept of wheeled armored vehicle capable of operating in any scenario: from national security missions, to peace-keeping and support operations including all interventions involving the Italian Armed Forces.

The CIO contract, including vehicles, equipment and logistics, is worth 159 million euros, with some 65 million euros relating to Iveco Defence Vehicles.

This delivery is the first tranche of a total of 136 units.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com